February 3, 2014

VIA EDGAR

Mr. Justin Dobbie, Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street

Washington, DC 20549

RE:	Empire Resorts, Inc.

Registration Statement on Form S-3

Filed January 3, 2014

File No. 333-193176

Dear Mr. Dobbie:

Empire Resorts, Inc. (the “Company”, “it”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 30, 2014 regarding our Registration Statement on Form S-3 (the “Registration Statement”) previously filed on January 3, 2014. A marked version of Amendment No. 1 to the Registration Statement (“Amendment No. 1”) is enclosed herewith reflecting all changes to the Registration Statement. For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

General

1.	Please confirm that in connection with any future offerings of securities pursuant to this registration statement you will file unqualified opinions of counsel no later than the closing date of the offering of securities covered by the registration statement.

We respectfully confirm that, in connection with any future offerings of securities pursuant to this Registration Statement, we will file unqualified opinions of counsel no later than the closing date of the offering of securities covered by the Registration Statement.

2.	Please note that the form of indenture, Exhibit 4.16, must be filed before we act on a request for acceleration of effectiveness regarding this registration statement. Please revise accordingly.

We respectfully advise the Staff that attached as Exhibit 4.16 to Amendment No. 1 is the form of indenture.

3.	We note that you are registering the offering of guarantees pursuant to this registration statement. Please advise, with a view towards revised disclosure in this registration statement, who will be offering the guarantees. In this regard, we note that guarantees are considered separate securities with the guarantors being the issuers of such securities. To the extent applicable, please revise the registration statement to register the offering of the guarantees by the guarantors and file the required opinions of counsel with respect to the guarantees. Refer to General Instruction I.C of Form S-3 and the note thereto for further guidance.

We respectfully advise the Staff that Amendment No. 1 has been revised to delete reference to guarantees securities of the Company (cover page, prospectus cover, pages 9, 10, 17, 18, Exhibit 5.1, paragraph 7).

Purchase Contracts, page 12

4.	We note that you contemplate offering purchase contracts which may cover “securities of another entity” or units which may consist of a purchase contact and “debt obligations of third parties (including U.S. Treasury securities).” Please revise to remove the language regarding the offering of purchase contracts or units covering or consisting of securities or obligations of third parties. Alternatively, please provide us with an example of the disclosure you intend to provide about these securities in connection with any such offering. Additionally, to the extent you offer purchase contracts or units covering or consisting of securities or obligations of third parties, please have counsel revise its opinion to address the legality of each component of the purchase contract or units.

We respectfully advise the Staff that Amendment No. 1 has been revised to remove the language regarding the offering of securities or obligations of third parties (pages 12, 13).

Exhibit 5.1

5.	Please refer to the first full paragraph on page 2. We note counsel’s disclosure hat counsel has “relied on a certificate of an officer of the Company.” Please have counsel revise such sentence to clarify that counsel has relied upon such certificate as to factual maters only.

We respectfully advise the Staff that Exhibit 5.1 has been revised in accordance with the Staff’s comment (Exhibit 5.1, second full paragraph on page 2) to clarify that counsel has relied upon such certificate as to factual matters only.

6.	Please have counsel revise opinion 6 on page 4 to opine that the depositary shares will be legally issued and will entitle their holders to the rights specified in the deposit agreement and the depositary receipt. Refer to Section II.B.1.d of Staff Legal Bulletin No. 19 dated October 14, 2011 for further guidance.

We respectfully advise the Staff that Exhibit 5.1 has been revised in accordance with the Staff’s comment (Exhibit 5.1, paragraph 6) to further opine that the depositary shares will entitle their holders to the rights specified in the deposit agreement and the depositary receipt.

In making this response the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact Tamar Donikyan, Esq. at (212) 370-1300.

Very truly yours,

EMPIRE RESORTS, INC.

By:	/s/ Joseph A. D’Amato
Name: Joseph A. D’Amato
Title: Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP

3